

waldencast®

Q3 2022 Earnings Presentation

November 2022

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Waldencast's outlook and guidance for Fiscal 2022; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transactions with Obagi Skincare and Milk Makeup; (ii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (iii) the ability to continue to meet Nasdaq's listing standards; (iv) volatility of Waldencast's securities due to a variety of factors, including Waldencast's, inability to implement its business plans or meet or exceed its financial projections and changes; (v) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; and (vi) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare's and Milk Makeup's existing products and anticipate and respond to market trends and changes in consumer preferences.

These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our Registration Statement on Form F-1 (File No. 333-267053), originally filed with the Securities and Exchange Commission (the "SEC") on August 24, 2022 and as thereafter amended, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. To the extent that COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of such risk factors.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The degree to which COVID-19 may adversely affect Waldencast's results and operations, including its ability to achieve its outlook and guidance for Fiscal 2022, will depend on numerous evolving factors and future developments, which are highly uncertain, including, but not limited to, federal, state and local governmental policies and initiatives designed to reduce the transmission of COVID-19 and emerging new variants and how quickly and to what extent normal economic and operating conditions can resume. As a result, the impact on Waldencast's financial and operating results cannot be reasonably estimated with specificity at this time, but the impact could be material Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Waldencast gives no assurance that the combined company will achieve its expectations.

Reconciliation of Non-GAAP Financial Measures

The financial information and data contained in this release have not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S-X.

Waldencast separately reports financial results on the basis of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. See the attached tables for a reconciliation of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin to net sales and net income (loss), which are the most directly comparable GAAP financial measures.

For Obagi Skincare, adjusted gross margin excludes the sales related to the China distributor under a transition services agreement, the impact of Obagi Skincare's related party sales to the China distributor, and the impact of the inventory fair value step-up as a result of the business combination accounting. For Milk Makeup, adjusted gross margin excludes the impact of the inventory fair value step-up as a result of the business combination accounting.

Adjusted EBITDA is defined as net income (loss) excluding the impact of income tax benefit, interest expense, net, depreciation and amortization and the transaction costs, non-cash items, and certain non-recurring income and expense that do not occur regularly as part of the normal activities of Obagi Skincare and Milk Makeup.

Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales.

Waldencast believes the non-GAAP measures of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing its financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP measures also provide perspective on how Waldencast's management evaluates and monitors the performance of the business and provides a view on how the on-going operating company performs. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

Comparable net sales for Obagi Skincare in predecessor periods excludes sales related to its former Obagi China business.

Waldencast Executive Team - Speakers



Michel Brousset

Founder and CEO

25+ years experience

- Previously Group President of L'Oréal North America Consumer Products Division and CEO of L'Oréal UK
- Various roles at L'Oréal and Procter & Gamble successfully building billion-dollar brands and businesses



Philippe Gautier

CFO and COO

30+ years experience

- Previously Group CFO at Selecta – a KKR portfolio company
- Various roles such as Group CFO and COO for SMCP (Sandro, Maje, Claudie Pierlot, De Fursac) and CFO of major brands at Kering, including Sergio Rossi and Puma in North America


waldencast®
Our ambition is to build a global best-in-class
beauty and wellness multi-brand platform by creating, acquiring,
accelerating, and scaling the next generation of high-growth,
purpose-driven brands

US Premium Beauty continues to show growth and resilience, as it has consistently done over time

YTD BEAUTY

+16.4% Value Growth

+13.7% Units Growth

YTD MAKEUP

+18.3% Value Growth

+14.9% Units Growth

YTD SKIN CARE

+13.0% Value Growth

+12.2% Units Growth

Q3 BEAUTY

+15.0% Value Growth

+12.7% Units Growth

Q3 MAKEUP

+15.6% Value Growth

+13.6% Units Growth

Q3 SKIN CARE

+15.5% Value Growth

+15.2% Units Growth

Beauty is a proven and resilient, high-growth and highly profitable market with proven resiliency through economic cycles.

YTD it has maintained its dynamic growth – both in value and in units as consumers are returning to their pre-pandemic consumptions habits.

Source: NPD US September 2022

Waldencast has the leading brands in two of the most resilient high-growth beauty markets

OBAGI

Leading physician-dispensed brand

Attractive growth potential and strong anchor capabilities in skin health, complemented by a robust financial and operational backbone

#1

Perceived best performing brand among US providers[1]

80+

Patents worldwide[2]

Milk MAKEUP

Leading clean makeup brand

Cult following among Gen-z consumers known for its cultural relevance and iconic products. Anchored by strong community in a rapidly growing makeup segment

#2

Clean brand at Sephora US[3]

2.2m

Instagram followers[4]

[1] "2020 Kline Physician-Dispensed Skincare: US Perception & Satisfaction Survey," Kline & Company
[2] Obagi Information
[3] Sephora management
[4] As of November 3, 2022 9:00 am ET



Q3 2022 Overview

Q3 2022 – Waldencast Key Highlights[1]

Net Sales	Comparable Net Sales[2]	Adjusted Gross Margin	Adjusted EBITDA[3]
$78.9M	**$74.5M**	**71.9%**	**$15.3M**
+10.3%	**+18.2%**	**+155 bp**	**+126.3%**
			19.4% of Net Sales

OBAGI

Continued growth on core US physician dispensed business

Strong international growth

Setting the base for D2C growth

Highly profitable

MILK

Outstanding growth versus US market[4] driven by core and innovation

Strong gross margin and profitability progress

Starting investment in broader brand awareness

Beginning strong international expansion

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business (as defined below). All related estimates are subject to change
[2] Comparable net sales is a component of net sales which excludes sales related to the former Obagi China Business, which was not acquired by Waldencast (the "Obagi China Business"). The distribution of Obagi Skincare's products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare's former owners, who have entered into a licensing and distribution agreement with Waldencast.
[3] Reconciliations of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix
[4] Source: NPD US September 2022

OBAGI + Milk MAKEUP

Q3 22 combined financial profile[1]

Net Sales ($m)


OBAGI stand-alone
Milk stand-alone
$71.6
$13.1
$58.5
+10.3%
41.7%
3.2%
$78.9
$18.5
$60.4
3Q21
3Q22

Comparable Net Sales[2] ($m)


OBAGI stand-alone
Milk stand-alone
$63.0
$13.1
$49.9
+18.2%
41.7%
12.1%
$74.5
$18.5
$55.9
3Q21
3Q22

Adjusted Gross Margin ($m)


OBAGI stand-alone
Milk stand-alone
$44.3
$7.0
$37.3
+20.8%
$53.5
$11.6
$41.9
3Q21
3Q22
GM %
70.3%
71.9%

Adjusted EBITDA[3] ($m)


OBAGI stand-alone
Milk stand-alone
Waldencast central expenses4
$6.8
$7.8
($1.0)
+126.3%
$15.3
$0.9
$16.3
($1.9)
3Q21
3Q22
ADJ EBITDA %
9.5%
19.4%

Note: Discrepancies in arithmetic are due to rounding
[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change
[2] Comparable net sales is a component of net sales which excludes sales related the former Obagi China Business
[3] For a reconciliation of Obagi, Milk and combined company adjusted EBITDA to net income (loss), the most comparable GAAP measure, are included in the appendix
[4] Waldencast central expenses reflect ongoing central overhead incurred in the post-combination period

Waldencast Net Debt and Ownership

Net Debt at September 30, 2022 and Terms

Total Financing Line Available (Term + Revolver)	$225
Gross Debt	$180
Net Debt	**$149**
Term Loan Terms	SOFR + 3.6%

Ownership at September 30, 2022

Obagi Shareholders	26.3%
Milk Shareholders	19.6%
Founders and Sponsor Members	22.8%
Third Party FPA	16.1%
PIPE Investors	11.0%
SPAC Public Shareholders	4.2%
Independent Directors	0.1%



Waldencast fully diluted share count, conservatively including existing allocated but unvested equity

Waldencast capitalization table positions the company for success

Diluted share count calculation (assuming closing share price on 09/30/22)

	No.	Weighted-avg price	Shares
Basic shares outstanding[1]			107,564,785
Vested employee RSUs[2]			395,471
Pro forma basic shares outstanding			**107,960,256**
Unvested employee RSUs[3]			2,086,827
Vested employee stock rights with exercise prices[4]	4,046,591	$4.43	2,253,951
Unvested employee stock rights with exercise prices[4]	3,898,151	$5.44	1,777,557
Total diluted shares outstanding ("DSO")			**114,078,591**
Warrants[5]		*$11.50*	*29,533,282*
Unvested employee stock rights with exercise prices (Out of Money)[6]			*11,500,000*

[1] Includes 21,104,225 Waldencast plc Class B ordinary shares owned by former members of Milk
[2] Vested RSUs not yet included in basic shares outstanding as not yet converted at discretion of unit holders
[3] Unvested RSUs includes additional 692,000 shares of restricted stock granted on 8/12/22
[4] Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price of $10.00 on September 30, 2022
[5] Includes 11,499,950 Waldencast plc Warrants, 5,333,333 Waldencast plc warrants issued in a private placement in connection with the Sponsor Forward Purchase Agreement, and 5,766,666 Waldencast plc Warrants issued in a private placement in connection with the Third-Party Forward Purchase agreement with $11.50 strike price, redeemable at $18.00; includes 5,933,333 Waldencast plc Warrants issued in a private placement at the closing of Waldencast Acquisition Corp.'s initial public offering and 1,000,000 Waldencast plc Warrants issued in a private placement in connection with the Working Capital Loan with $11.50 strike price
[6] Options granted on 8/12/22 with strike prices between $10.70 and $15.01

Summary of investor lock-up agreements

- 1.8mm (1.6% of DSO) and 47.5mm shares (41.6% of DSO) owned by former members of Obagi and Milk locked up until 01/27/23 and 07/27/23, respectively
- 24.5mm (21.5% of DSO) shared owned by founders locked up until 07/27/23

2022 Incentive Award Plan

- Diluted share count excludes management equity award pool not yet allocated.
- The company has reserved 3,942,716 shares for future issuances of employee incentive awards

OBAGI®



OBAGI
KEY FIGURES: Q3 2022[1]



$60.4M	+12.1%	75.0%	27.0%
Q3 2022 Net Sales[2]	Q3 2022 Comparable Net Sales Growth[3]	Q3 2022 Adjusted Gross Margin	Q3 2022 Adj. EBITDA[4] +1,369 BP vs. 3Q21

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change
[2] 2022 Obagi financials inclusive of former Obagi China Business
[3] Comparable net sales is a component of net sales which excludes sales related to former Obagi China Business
[4] Reconciliations of adjusted EBITDA and adjusted EBITDA margin to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix


OBAGI™
MEDICAL
DAILY
HYDRO-DROPS™
Formulated with
Vitamin B3
+ Hibiscus Oil

OBAGI GROWTH STRATEGY

Grow Core Medical

Strategic Growth Levers:

1. Expand US physician penetration
2. Expand portfolio breadth and depth
3. Expand US and international footprint

Expand Portfolio Depth and Breadth - US Physician Dispensed

Accelerate US Physician Channel

+21%

YTD NET SALES
US Physician Dispensed

Core 20 SKUs

65%

Core 20 SKUs represent 65% of our Physician Dispensed business.

+4pts

account penetration growth in last rolling 4 quarters vs FY 2021.


OBAGI MEDICAL
Obagi Hydrate®
Facial Moisturizer
NET WT. 1.7 OZ. (48 g)
Obagi Hydrate Luxe®
Moisture-Rich Cream

Source: Obagi Internal Sales Data Sell In; Obagi Internal Sales Data Sell through Last 4 quarters vs. FY2021

Expand Portfolio Depth and Breadth

Obagi Nu-Derm®

76%

of accounts carry products in Obagi Nu-Derm® franchise.

+6pts

penetration growth in last rolling 4 quarters vs. FY 2021.

#1

Franchise in Physician Dispensed and still growing.


OBAGI
NU-DERM
AM
PM
BLEND
5
OBAGI
NU-DERM
AM
PM
CLEAR
3

Source: Obagi Internal Sales Data Sell through Last 4 quarters vs. FY2021

Expand Portfolio Depth and Breadth

Professional-C®

60%

of accounts purchased a Professional-C® SKU in the last 4 quarters.

+6pts

account penetration growth in last 4 quarters vs FY 2021.



OBAGI
MEDICAL
Professional-C
SERUM
20%
20% L-ASCORBIC ACID
VITAMIN C SERUM
1 FL. OZ. (30 mL)

Source: Obagi Internal Sales Data Sell through Last 4 quarters vs. FY2021


OBAGI
ELASTIderm
Neck and Décolleté
Concentrate

Expand Portfolio Depth and Breadth

ELASTIderm® Neck and Décolleté Concentrate

+13.7%

increased # account in Q3 2022 compared to Q2 2022. (New launch)

+34%

Growth in avg. monthly sales of ELASTIderm® franchise launch-to-date (May-Sep) vs prior launch (Jan-Apr).

Source: Obagi Internal Sales Data Sell through Last 4 quarters vs. FY2021

Expand with NEW LAUNCHES

Obagi Nu-Cil™ Eyebrow Boosting Serum



#1

Ranked #1 in OTC portfolio for Q3.
Ranked #1 in Physician Dispensed launch-to-date (Aug-Sep).

#15

YTD rank with only 8 weeks of sales.

+26%

lift in eyelash serum US physician dispensed sales during brow launch period.

Source: Obagi Internal Sales Data Sell through Last 4 quarters vs. FY2021

Footprint expansion

Unlock Obagi.com

Q3 PERFORMANCE	YTD GROWTH
+81%	+107%
TTL REVENUE YOY	TTL REVENUE YOY Q1-Q3

#1 Obagi Nu-Cil™ Eyebrow Boosting Serum LTD in both revenue & units sold*

#4 Obagi Nu-Cil™ Eyelash Enhancing Serum LTD saw +54% lift in revenue since eyebrow launch 8/30 PoP*


OBAGI
NU-CIL
Eyebrow Boosting Serum
BROW
0.17 FL. OZ (5mL)

Source: Obagi Internal Sales Data Sell through Last 4 quarters vs. FY2021

Footprint Expansion

International

+28%

YTD (Q1-3 2022) vs. YoY

Growth driven by Obagi Clinical, an entry price point offering into the brand in emerging markets



Source: Obagi Internal Sales Data Sell through Last 4 quarters vs. FY2021


MILK
HYDRO
MAKEUP
MILK
MAKEUP

Milk
MAKEUP


EUP

MILK MAKEUP
KEY FIGURES: Q3 2022[1]

$18.5M Q3 2022 Net Sales	**+41.7%** Q3 2022 Net Sales Growth	**62.5%** Q3 2022 Adjusted Gross Margin	**5.0%** Q3 2022 Adj. EBITDA[2] +1,287 BP vs. 3Q21

+43.0%

YTD Sell Out

vs Selective USA Beauty Make-Up market at +18.0%[3]

[1] Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change
[2] Reconciliations of adjusted EBITDA and adjusted EBITDA margin to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix
[3] NPD US consumption data YTD Q3 2022, Prestige Makeup

OUR GROWTH ROADMAP

3 KEY LEVERS

GROW AWARENESS + COMMUNITY	DELIVER BREAKTHROUGH INNOVATION	EXPAND + INTERNATIONALIZE DISTRIBUTION




FUTURE FLUID
ALL OVER CREAM CONCEALER
Milk
MAKEUP


Milk
MAKEUP



ALWAYS-ON COMMUNITY FOCUS DRIVING GROWTH ON CORE PRODUCTS

AWARENESS + COMMUNITY GROWTH

1.7M views
283.6K likes
Organic



full face of
Milk Makeup
Repost
Friends are tagged
christineabraha...
FULL FACE OF MILK MAKEUP
#beauty
original sound - christineabrahamm

#milkmakeup &
#milkmakeuphacks
>275M on Tik Tok [1]



milkmakeup
Top
Users
Videos
Sounds
LIVE
Hashtags
milkmakeup
251.4M views
milkmakeuphacks
25.5M views

STRONG CORE PRODUCT GROWTH



	Hydro Grip Primer $18 (mini) / $36 (full size)	Hydro Grip Spray $21 (mini) / $36 (full size)	Lip + Cheek $22	Matte Bronzer $22
Launch date:	2019	2020	2016	2016
% of YTD 2022 revenue[2]:	22.6%	8.4%	11.5%	8.3%
YTD 2022 % growth[2]:	+62%	+144%	+88%	+159%
YTD Collection Rank within category (Sephora USA)[3]	1	2	3	2

[1] TIK TOK searching #milkmakeup on November 3rd, 2022 at 3:45 pm ET
[2] Milk internal sales data
[3] Sephora USA data YTD September 30th, 2022

LOOKING AHEAD: GROW AWARENESS VIA TOP TALENT PARTNERSHIP

1.9M views in 6 days



195.5K
727
4924
267
Repost
haileybieber · 6d ago
now on YouTube @milkmakeup
original sound - haileybieber

721K views in 6 days



YouTube
hailey bieber
2:04 / 7:26
my makeup routine for date night! | GET READY WITH ME
Hailey Rhode Bieber
1.86M subscribers
Subscribe
41K
Share
Clip
721K views 6 days ago
Hi everyone! I wanted to show you all what my latest makeup routine looks like this fall. Click here to watch me get ready with for date night using some of my favorite products that leave me feeling dewy, glowy, and natural!

327K views in 5 days



YouTube
hailey bieber
tip:
create a tinted lip balm
with the rhode peptide lip treatment
and a liquid blush.
fall makeup routine with Leah Darcy | GET READY WITH ME
Hailey Rhode Bieber
1.86M subscribers
Subscribe
16K
Share
Clip
327K views 5 days ago
Halloween is around the corner and we are ready for it! Watch Leah Darcy and I have fun doing a test run of some fall makeup to get ready for spooky season.

[1] TIK TOK and Youtube views captured on November 3rd at 4:00 pm ET

DELIVERING BREAKTHROUGH INNOVATION

BALANCED GROWTH WITH NEW LAUNCHES +40% YTD 2022[1]
STRATEGY TO REINFORCE CORE CATEGORIES MASCARA + PRIMER WHILE EXPANDING INTO COMPLEXION


RISE MASCARA

2022 GLAMOUR beauty award winners



Top 3 Primer since launch at Sephora USA[2]


MAKEUP

NEW Future Fluid Concealer

[1] Milk internal sales data
[2] Sephora management

HYDRO GRIP CONTINUES STRONG GROWTH, PORE ECLIPSE INCREMENTAL

#1 AND #3 PRIMERS YTD AT SEPHORA USA[1]

+62% YTD[2]

#1 Primer Sephora[1]


MILK
HYDRO

NEW

Top 3 Primer Sephora[1]


MILK

[1] Sephora management
[2] Milk internal sales data

LOOKING AHEAD: SIGNIFICANT CATEGORY EXPANSION OPPORTUNITIES

KEY FOCUS: REINFORCING CORE CATEGORIES WHILE WINNING IN NEW COMPLEXION BATTLEGROUND

Active + Whitespace Milk Categories[1]

Legend: Established | Emerging | Whitespace[3]

	Mascara $1.9B	Primer [2] $0.3B	Blusher & Bronzer $0.5B	Skin Tints $2.3B
Make-up	Foundation / Concealer $3.8B	Lash & Brow $1.0B	Lip $2.8B	Shadow $0.5B
Category Expansion	Skincare $21.9B	Haircare $14.1B	Bath / Shower $9.5B	Fragrance $8.7B

Milk Makeup has the opportunity to grow through innovation and launches

Milk	330 SKUs[4]

v/s

Other Leading Make-Up Specialist Brands	1,500-7,000 SKUs

[1] Market sizes reflect 2021E data for the USA market; Euromonitor International; Beauty & Personal Care and Color Cosmetics in the US, 2021ed, retail value sales, current prices, 2020 fixed ex rates
[2] Primer refers to EMI's category BB/CC creams and skin tints refers to EMI's premium foundation / concealer
[3] Areas where management believes product offering expansions or introduction of new categories are possible
[4] Milk internal sku count

FUTURE FLUID CONCEALER

POSITIVE EARLY REVIEWS + PR + COMMUNITY SUPPORT

STRONG EARLY RATINGS + REVIEWS

Ratings & Reviews (466)

Write a review

Summary

Rating	
5	
4	
3	
2	
1	

4.6 ★
466 Reviews

95%
Recommended


MILK
MAKEUP

STRONG EARLY RATINGS + REVIEWS

hypebae SHOP

BEAUTY

MILK MAKEUP UNVEILS THE NEW "FUTURE" OF CONCEALERS

Available in 30 skin-adaptable shades.

By Stixx M Sep 8, 2022 2.6K

Milk Makeup has added another game changer to its concealer offerings with the release of Future Fluid All Over Cream Concealer.

The multi-use, buildable creamy concealer is innovated with Hyaluronic AI plant complex and works to cover, sculpt and hydrate, leaving an authentic "your skin but better" finish. Available in 30 adaptable shades, the fluffy and cushiony texture bends and flexes in a way that allows you to cover and correct without the threat of setting and caking. The formula of Future Fluid provides a unique combo of vital

Hailey Bieber Just Dropped Her Date Night Skin and Makeup Routine — Here's What She Uses

Abby Dupes
Fri, October 28, 2022, 2:40 PM · 2 min read

In this article:

Hailey Bieber Model | Justin Bieber Canadian singer-son...



Hailey Bieber Just Dropped Her Date Night Skin and Makeup Routine — Here's What She Uses

Hailey begins the nearly eight-minute video by inviting fans to follow her as she gets ready for a date with hubby Justin Bieber. To prep her skin, the supermodel applies Rhode's Peptide Glazing Fluid and Barrier Restore Cream. "Tonight I'm kind of feeling definitely more natural, chill on the skin so I'm just going to use concealer," she explained before applying dots of Milk Makeup's Future Fluid under her eyes, around her nose, chin, and on dark spots with her fingertips. Then, Hailey applies the concealer from the outer corners of her lips upwards to her cheek, blending the product up her jawline to create a lifting effect.


my makeup routine for dat...

STRONG COMMUNITY FEEDBACK


55.2K
57
45
TikTok
@christxlee

[1] Sephora.com data captured on November 3rd at 5:00 pm ET

EXPAND + INTERNATIONALIZE DISTRIBUTION

SIGNIFICANT WHITE SPACE WITHIN THE USA AND INTERNATIONALLY



Current Milk Presence in Brick & Mortar
Expansion Opportunity
~1,300 of
2,900+
~200 of
6,200+

milkmakeup.com only ships to the US today

Tremendous whitespace for untapped department store + e-commerce distribution

Note: Door counts represent expansion opportunities in brick and mortar stores
Source: Retailer company websites

H2 2022: EXPANDING BRAND PRESENCE DOMESTICALLY AND ABROAD

BOTH BRICK & MORTAR AND PURE PLAYERS IS THE US. EXPANDING IN THE 4TH MAKEUP MARKET GLOBALLY.

USA EXPANSION	INTERNATIONAL EXPANSION

KOHL'S + SEPHORA

2021 Doors: 200

1H 2022 Doors: 400+

FY 2022 Proj. Doors: 600

amazon

Launch USA: June 2022

Q4/Q1 2023

#4 MAKE-UP MARKET GLOBALLY




SEPHORA
Sephora UK is here
SPACENK
MILK MAKEUP

Waldencast commitment to exemplary ESG


MMU
PETROLEUM-FREE
PLANT-BASED INKS
MADE IN U.S.A.
RECYCLABLE
2020-2021 SUSTAINABILITY UPDATE

MMU Sustainability Commitments:
More Sustainable shipping + Outer Packaging
More Environmentally friendly packs + Refills
How To Recycle Partnerships with How2Reycle and g2 revolution


THE CENTER
WE PLEDGE TO DONATE 1% OF ALL MILKMAKEUP.COM SALES TO THE CENTER
FASHION SCHOLARSHIP FUND
EST 1937
WE PLEDGE TO DONATE 1% OF ALL MILKMAKEUP.COM SALES TO THE FASHION SCHOLARSHIP FUND
OBAGI
SKINCLUSION
be conscious. be fearless. be beautiful.

MMU social philanthropy focuses on self-expression and equality for underrepresented LGBTAIQ+ and BIPOC groups.

SKINCLUSION is Obagi's commitment to provide effective, science-based skin care for all skin tones. They were the 1st to design clinical research on all six Fitzpatrick skin types.


waldencast
OVERVIEW
NEWS & EVENTS
STOCK INFORMATION
CORPORATE GOVERNANCE
FINANCIAL INFORMATION
IR RESOURCES

Public Company Best in Class governance with Best In Class board of Directors and Protocols.

Philippe Gautier named Chief Financial Officer and Chief Operating Officer in October 2022.

waldencast®

A platform poised for long-term profitable growth characterized by:

- Operational scale of a multi-brand platform
- Balanced portfolio in structurally attractive segments of the category
- Expertise in managing global beauty brands at scale
- Asset-light efficiency vs. slow, inflexible and costly traditional structures
- Strong alignment of management incentives to long-term value creation thru operational and capital allocation excellence

2 leading brands with unique positioning anchored in high customer affinity and strong brand equity

OBAGI

Milk MAKEUP

Resilient and high-growth markets that have weathered the macro turmoil faced by consumer markets

+16.4% YTD Beauty Value Growth

+18.3% YTD Makeup Value Growth

+13.0% YTD Skin Care Value Growth



Appendix

Key Financials[1] – Quarterly Adj. EBITDA (UNAUDITED)

		PRO FORMA FINANCIALS[2]				Q3 2022[3]	
		1Q22A	1Q22A vs. 1Q21A	2Q22A	2Q22A vs. 2Q21A	3Q22A	3Q22A vs. 3Q21A
Adj. EBITDA ($mm)[4]	OBAGI	$7,848	-15.8%	$16,501	14.2%	$16,327	109.2%
	Milk	$2,711	69.9%	$5,388	301.5%	$930	*NM*
	Central costs[5]	$0	NA	$0	NA	($1,918)	*NM*
	Waldencast	$10,559	10.9%	$21,889	38.6%	$15,339	126.3%

Source: Company fillings - Acquisition Completed July 27, 2022

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements.

[2] All Obagi pro forma financials excludes sales related to the former Obagi China Business

[3] Waldencast has included quarterly results that combine the predecessor and post-acquisition periods for Obagi Skincare and the pre and post-acquisition periods for Milk Makeup, which should not be combined under GAAP, as only Obagi financial statements should be included in predecessor periods. However, management believes these non-GAAP comparative quarterly results provide a perspective on the on-going performance of the combined companies' operations.

[4] Reconciliations of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix

[5] Waldencast central expenses reflect ongoing central overhead incurred in the post-combination period

Q3 2022 – Condensed Consolidated Statement of Operations (UNAUDITED)[1]

U.S. Dollars (in thousands)	Successor (Waldencast)	Predecessor (Obagi)	
	2022	2022	2021
	Period from July 28 to September 30	Period from July 1 to July 27	Period from July 1 to September 30
Net revenue	$ **73,445**	$ **2,834**	$ **58,510**
Cost of goods sold (2)	27,505	980	12,668
Gross profit	**45,940**		
Selling, general and administrative	38,667	6,921	35,099
Research and development	1,404	331	2,496
Depreciation and amortization	10,935	1,080	3,565
Total operating expenses	**51,006**	**9,312**	**53,828**
Operating (loss) income	**(5,066)**	**(6,478)**	**4,682**
Interest expense	2,321	953	3,058
Forgiveness of Paycheck Protection Loan	(13)	-	-
Other expenses, net	(724)	32	106
Total other expenses—net	**1,584**	**985**	**3,164**
Income (loss) before income taxes	(6,650)	(7,463)	1,518
Income tax expense	740	153	164
Net (loss) income	$ **(7,390)**	$ **(7,616)**	$ **1,354**
Net income attributable to non-controlling interests	257		
Net (loss) income attributable to shareholders	(7,647)		

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements

Q3 2022 – Waldencast plc, Adjusted EBITDA reconciliation[1]

U.S. Dollars (in thousands)	2022 — Period from July 28 to September 30 (Successor period)				2022 — Period from July 1 to July 27 (Predecessor period)	2021 — Three months ended September 30 (Predecessor period)
	Obagi	Milk	Waldencast Corp.	Waldencast	Obagi	Obagi
Net Income (Loss)	$ 3,965	$ (2,656)	$ (8,699)	$ (7,390)	$ (7,616)	$ 1,354
China carve-out	$ -	$ -	$ -	$ -	340	(1,063)
Adjusted For:						-
Depreciation and amortization	$ 8,991	$ 2,987	$ -	$ 11,978	1,080	3,565
Interest expense, net	$ -	$ -	$ 2,321	$ 2,321	945	3,058
Income tax expense	$ 740	$ -	$ -	$ 740	153	164
Stock-based compensation expense	$ 2,048	$ 254	$ 850	$ 3,152	-	-
Transaction costs	$ 1,002	$ 135	$ 3,610	$ 4,747	1,968	649
Inventory fair value adjustment	$ 2,782	$ 1,558	$ -	$ 4,340	-	-
Impact of China related party sales	$ 155	$ -	$ -	$ 155	-	-
Foreign currency transaction	$ (287)	$ (415)	$ -	$ (702)	4	-
Disposal of assets	$ -	$ (3)	$ -	$ (3)	35	-
Restructuring costs	$ 20	$ -	$ -	$ 20	2	78
Adjusted EBITDA	$ 19,416	$ 1,860	$ (1,918)	$ 19,358	$ (3,089)	$ 7,805
Net Sales	$ 57,576	$ 15,869	$ -	$ 73,445	$ 2,834	$ 58,510
Adjusted EBITDA %	33.7%	11.7%	N/A	26.4%	-109.0%	13.3%

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements

Q3 2022 – Obagi Skincare Adjusted EBITDA reconciliation[1]

U.S. Dollars (in thousands)	2022 Period from July 28 to September 30 (Post-acquisition period)	Period from July 1 to July 27 (Predecessor period)	2021 Three months ended September 30 (Predecessor period)
Net Income (Loss)	$ 3,965	$ (7,616)	$ 1,354
China carve-out	-	340	(1,063)
Adjusted For:			
Depreciation and amortization	8,991	1,080	3,565
Interest expense, net	-	945	3,058
Income tax expense	740	153	164
Stock-based compensation expense	2,048	-	-
Transaction costs	1,002	1,968	649
Inventory fair value adjustment	2,782	-	-
Impact of China related party sales	155	-	-
Foreign currency transaction	(287)	4	-
Disposal of assets	-	35	-
Restructuring costs	20	2	78
Adjusted EBITDA	$ 19,416	$ (3,089)	$ 7,805
Net Sales	$ 57,576	$ 2,834	$ 58,510
Adjusted EBITDA %	33.7%	-109.0%	13.3%

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements

Q3 2022 – Milk Makeup Adjusted EBITDA reconciliation[1]

U.S. Dollars (in thousands)	2022 Period from July 28 to September 30 (Post-acquisition period)	Period from July 1 to July 27 (Pre-acquisition period)	2021 Three months ended September 30 (Pre-acquisition period)
Net Loss	$ (2,656)	$ (1,764)	$ (1,836)
Adjusted For:			
Depreciation and amortization	2,987	272	523
Interest expense, net	-	1	26
Stock-based compensation expense	254	-	125
Transaction costs	135	340	-
Inventory fair value adjustment	1,558	-	-
Foreign currency transaction	(415)	221	16
Disposal of assets	(3)	-	118
Adjusted EBITDA	$ 1,860	$ (930)	$ (1,028)
Net Sales	$ 15,869	$ 2,670	$ 13,083
Adjusted EBITDA %	11.7%	-34.8%	-7.9%

[1] Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements

Q3 2022 – Obagi Skincare Adjusted Gross Margin reconciliation[1]

U.S. Dollars (in thousands)	2022 Period from July 28 to September 30 (Post-acquisition period)	2022 Period from July 1 to July 27 (Predecessor period)	2021 Three months ended September 30 (Predecessor period)
Net Sales	$ 57,576	$ 2,834	$ 58,510
Recurring sales	53,118	2,816	49,902
Obagi China Business carveout	-	18	8,608
Chinese related party sales	4,458	-	-
Cost of goods sold (2)	19,841	980	12,668
Amortization expense (2)	-	355	1,221
Gross Margin	$ 37,735	$ 1,499	$ 44,621
Gross Margin %	65.5%	52.9%	76.3%
Gross Margin Adjustments:			
Inventory fair value adjustment	(2,782)	-	-
Obagi China Business carveout	-	(79)	7,292
Chinese related party sales	155	-	-
Adjusted Gross Margin	$ 40,362	$ 1,578	$ 37,329
Adjusted Gross Margin % (% of Recurring sales)	76.0%	56.0%	74.8%

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements

[2] The cost of goods sold in the predecessor periods excludes product-related amortization expense. Product-related amortization expense is included as an adjustment to calculate the gross margin per U.S. GAAP and to be comparable to the successor period

Q3 2022 – Milk Makeup Adjusted Gross Margin reconciliation[1]

U.S. Dollars (in thousands)	2022		2021
	Period from July 28 to September 30 (Post-acquisition period)	Period from July 1 to July 27 (Pre-acquisition period)	Three months ended September 30 (Pre-acquisition period)
Net Sales	$ 15,869	$ 2,670	$ 13,083
Cost of goods sold	7,664	855	6,126
Gross Margin	$ 8,205	$ 1,815	$ 6,957
Gross Margin %	51.7%	68.0%	53.2%
Gross Margin Adjustments:			
Inventory fair value adjustment	(1,558)	-	-
Adjusted Gross Margin	$ 9,763	$ 1,815	$ 6,957
Adjusted Gross Margin %	61.5%	68.0%	53.2%

[1] Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements